Exhibit 99.1

Appointment of Ms. Supriya Prakash Sen as a Director on the Board of Azure Power Global Limited

New Delhi, August 5, 2020: Azure Power (NYSE: AZRE), a leading solar power producer in India, announced that Ms. Supriya Prakash Sen has been appointed to Azure Power’s Board of Directors as an independent non-executive Director. Ms. Sen’s appointment expands the Board to 10 directors, seven of whom are independent as per NYSE guidelines and two are female.

Ms. Sen has over 30 years of experience in banking, private equity, capital markets and multilateral funding and investment as well as a significant involvement in sustainability initiatives globally and in India. Currently a Senior Advisor with Mckinsey & Co, she also serves as independent director for firms and non-profits in Asia where her emphasis has been on strategy, governance and fund-raising. As strategy consultant she has advised clients in South East Asia, South Asia and China on innovative financing, policy and strategy development in transport, energy, urban and sustainable finance projects. She has also worked on differentiated funding models for enabling private investment into green infrastructure.

Previously, she worked as a private equity investor and project finance banker on climate- smart transactions in energy, mobility, telecom, urban & water, social infrastructure, and banking sectors in India, China, South East Asia and Middle East, and in advisory and investment roles within Public Private Partnership (PPP) infrastructure projects for banks and financial institutions such as Citigroup Global Markets, Asian Development Bank, and the World Bank Group. She has also served as Board director/ advisor to firms and non-profits, including a Singapore-based digital platform connecting Fintechs to Financial institutions globally, a UK-registered fund which educates under-privileged children in Cambodia, a Singapore-based charity that provides free riding therapy to disabled children in Singapore, a health charity that provides services to stroke survivors in Singapore, and a zero-waste city development initiative in India.

Speaking on the appointment, Ranjit Gupta, Chief Executive Officer, Azure Power said, "Supriya brings a wealth of relevant experience and knowledge, given her expertise in sustainability and financing in the energy and infrastructure space. We are confident that her addition as a director on our board will provide a valuable perspective and further strengthen the company’s strong governance.”

Commenting on the appointment, Supriya Prakash Sen said “Azure Power has been leading energy transformation in India through its innovative solar energy platform and its commitment to advancing sustainability practices in the country. I am delighted to join the board of an organization whose primary purpose is to strengthen sustainable development in the energy sector; and I look forward to working with the other directors at Azure Power on capitalizing on growth opportunities, while enhancing value for all stakeholders and the community.”

Supriya has an honours undergraduate degree in engineering from Bangalore University and an MBA from Indian Institute of Management Calcutta. Over the years, she also completed various executive development programs in strategic innovation, public policy and governance at Kennedy School of Government, Singapore Institute of Directors and Harvard Business School.

About Azure Power

Azure Power (NYSE: AZRE) is a leading independent solar power producer with a pan-India portfolio over 7 gigawatts. Azure Power developed India's first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer and operator of solar projects since its inception in 2008. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost solar power solutions to customers throughout India. For more information, visit: www.azurepower.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company's future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions issues related to the corona virus; supply disruptions; power curtailments by Indian state electricity authorities and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Investor Contact

Nathan Judge, CFA

ir@azurepower.com

Media Contact

Samitla Subba

pr@azurepower.com

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